FOX LAW OFFICES, P.A.
61 Knickerbocker Lane
Peaks Island, ME 04108
Telephone (207) 766-0944

September 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	ScripsAmerica, Inc. Amendment No. 1 to Form S-1 Filed August 23, 2011 File No. 333-174831

Dear Mr. Reynolds:

This letter is a point by point response to the Staff’s comment letter dated September 9, 2011 (the “Staff Letter”) on the amendment no. 1 to the registration statement on Form S-1 (File No. 333-174831) (“registration statement”) of ScripsAmerica, Inc. (the “Company”) filed with the Securities and Exchange Commission on August 23, 2011.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 2 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

Risk Factors, page 3

1.
We note your response to comment 11 of our letter dated July 7, 2011, and we reissue it in part. Please revise the fourth risk factor on page five to address how the new monthly payments starting in June 2011 for your officers will affect your liquidity.  You reference that you expect sufficient liquidity to pay such compensation, but you did not earn a profit while not paying such salaries for most of the six months period ended June 30, 2011. Further, you did not generate positive cash flow from operations during this period. Thus, it appears that such increased officer salary may affect your liquidity should you be unable to raise additional funding.  Please revise this risk factor to address this risk.

Response: The Company has revised the fourth risk factor on page five of the Amendment to address how the new monthly payments to the Company’s officers will affect its liquidity.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

Selling Shareholders, page 8

2.	We note that your selling shareholder table includes a footnote 8 while there are only 7 footnotes following the table. Please revise.

Response:  The Company has revised the footnotes to the selling shareholder table on page 14 of the Amendment.

Description of Business, page 18

3.
We note your response to comment 32. Please revise your second paragraph in this section to clearly indicate that the company does not have any agreement with McKesson. Also clarify that McKesson purchases pharmaceutical products from the company based on the requests of end users who are McKesson customers.

Response:  The Company has made the requested changes on page 18 of the Amendment.

4.
We note your response to comment 23 of our letter dated July 7, 2011, and we reissue it in part.  Please revise to clarify your markets in terms of the number and character of other potential intermediary customers like McKesson and Cardinal Health. Also, please clarify the number of similar companies that offer similar repackaging or custom packing services for McKesson or similar companies.

Response:  The Company has added the requested disclosure on pages 19 and 20 of the Amendment.

5.
We note your response to comment 31 of our letter dated July 7, 2011, and we reissue it in part. We note your description of your supply chain business in your registration statement still appears to conflict with your website at http://www.scripsamerica.com/contract.html. For example, on pages 24 and 25, it doesn't appear ScripsAmerica actually handles any drugs, as the manufacturers send bulk drugs to your packager who then sends them to the intermediaries such as McKesson. However, on page 23, you refer to your suppliers shipping goods to you immediately if they are in stock. Further, on your website you indicate that a staff member signs off all packages and you describe your inspection process. Please revise to reconcile.

Response:  The Company has revised its website and the disclosure on page 23 of the Amendment.

6.
We note your response to comment 32 of our letter dated July 7, 2011. If you do not have any material agreements with McKesson, please revise to clarify whether McKesson is able to forward requests for custom packaging from end users to other supply chain companies or to repackagers directly despite your marketing efforts or relationships with these end users. If yes, please advise us whether a risk factor is necessary.

Response:   The Company added the requested disclosure on page 18 of the Amendment and added a new risk factor on page 5 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

7.	We note that the company provides "supply chain management services". Please revise to clearly identify the services provided by the company.

Response:  The Company has provided the identification of its “supply chain management services” on page 23 of the Amendment.

8.	Please clarify how ScripsAmerica identifies the end users to market it services to.

Response:  The Company has made the requested clarification on page 23 of the Amendment.

9.
We note your response to comment 34 of our letter dated July 7, 2011. We note your disclosure in the second paragraph on page 26 that McKesson pays United and then United pays Hartsko. Please clarify why United pays Hartsko. Further, in the third paragraph of page 26, you reference United paying McKesson. Since McKesson is the customer and purchaser of the drugs, it is unclear why they would receive funds from your factor. Please revise as appropriate.

Response:   The Company has added the requested clarification on page 26 of the Amendment.

10.
We note your response to comment 37 of our letter dated July 7, 2011, and we reissue it in part. Please revise to provide a brief description of the substance of your meeting with the FDA and provide us an update of the status of your DESI efforts related to Compound SA 1022.

Response:  The Company has provided a brief description of its meeting with the FDA on pages 27 and 35 of the Amendment.

11.	We note your statement on page 27 that "according to IMS Health Incorporated, Compound SA 1022 had U.S. sales of $60 million in 2010." Supplementally provide us with the basis for this statement.

Response:  The Company revised the disclosure regarding the potential sales in the U.S. for Compound SA 1022 on pages 20 and 27 of the Amendment.  A copy of the relevant page(s) from the IMS Health Incorporated report accompanies this response letter.

12.
We note your response to comment 38 of our letter dated July 7, 2011, and we reissue it. Please clarify the basis for your sales projections and belief your products will be carried in at least 425 stores in 2012. As noted previously, you do not appear have a FDA approved product and have no prior sales history for your 80mg pain relief orally disintegrating rapid dissolve tablets ("ODT") or similar products. We do not understand the basis for these projections given that there are no existing sales or distribution agreements. Please revise your disclosure as appropriate.

Response:  The Company has removed the sales projections from page 28 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

13.	Please revise to provide the basis for your belief that you will receive FDA approval in nine months for you pain relief 80 mg orally disintegrating rapid dissolve tablets.

Response:  The pain relief 80 mg orally disintegrating rapid dissolve tablets will not require FDA approval as it is an Over-The-Counter drug.  Accordingly, the Company has removed the reference to the FDA approval in nine months on page 28 of the Amendment.

14.
We note your responses to comments 39 and 40 of our letter dated July 7, 2011, and we reissue them in part. Please revise to clarify how your prospective process patents differ from product patents and trade secrets. For example, it still is unclear whether a competitor could develop an ODT product listed on pages 28 and 29, and obtain a process patent to prevent you from developing and marketing a similar ODT product.

Response:  The Company has provided the requested clarification regarding its prospective process patent on page 29 of the Amendment.

15.
We note your response to comment 41 of our letter dated July 7, 2011, and we reissue it in part. Please revise disclose, to the extent known, the approximate number of companies that are also seeking to develop DESI and ODT products and address whether those markets are highly fragmented. Also, please clarify how many current manufacturers produce Compound SA 1022.

Response:  The Company is not aware of the number of companies seeking to develop DESI drugs.  The FDA does not release any information as to which companies have applied for clearance of a DESI drug or for which DESI drugs an application has been submitted for clearance.  Further, the Company is not aware of the number of companies seeking to develop ODT products; as such information is not readily available.  The Company has added disclosure of the fragmentation of the DESI drug and ODT product market and the number of manufacturers of Compound SA 1022 on page 20 of the Amendment.

Financial Statements for the Interim Periods Ended June 30, 2011 and 2010

General

16.	Please revise your interim financial statements, as necessary, to comply with out comments below on your audited financial statements.

Response:  The Company provided interim financial statements for the three and six month periods ended June 30, 2011 and 2010 which address the Staff’s comments on the Company’s audited financial statements in the Amendment.

Notes to Interim Financial Statements
5 - Loan Receivable - Vendor, page F-6

17.	We note your statement that you expect such loan to be repaid in 2011. Considering the loan has no repayment terms, please provide us your basis for such statement or revise to remove.

Response:  Base on its conversations with the management of Marlex Pharmaceuticals Inc. (“Marlex”), the Company understands that Marlex needed short term funding to cover a short-term cash flow issue and that Marlex would be in the financial position to repay the loan by December 31, 2011 or at the very least within a twelve month period from the date the Company made the loan to Marlex, which is why the Company classified the receivable as a short-term asset.  The Company will change the wording to indicate that the loan with Marlex was made on an oral agreement (meaning no written contract) and to say “the Company considers this to be a short-term asset based on oral assurances from the management of Marlex Pharmaceuticals that the loan would be repaid within twelve months.”

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

10 - Stockholder's Equity
Warrants, page F-9

18.
Based on the assumptions you disclose (stock and strike price of $0.1744, risk free interest rate of 1.3%, volatility of 118.5%, and expected term of 2.5 years), it appears the fair value of the 478,440 common stock warrants issued on April 1, 2011 would be approximately $54,000 using a Black-Scholes options pricing model. Please advise or revise.

Response:  The Company calculated fair value was $54,809, but it reduced this amount by $16,439 for a projected forfeitures estimated to be 30%.  This estimated forfeitures percentage of 30% was based on projected expectation and was not based on any actual history.  After a further review of FASB ASC 718, the Company should not have taken deduction forfeitures since the Company did not have any history on forfeitures rates.  The net loss for the three months and six months ended June 30, 2011 will increase to $40,258 and $28,202, respectively. There is no impact to the net loss per shares for those periods.

19.
We note you considered one comparative company to determine the expected volatility to fair value your warrants issued on April 1, 2011. Please tell us how you deemed the use of one comparative company to be appropriate. Refer to FASB ASC 718-10-30-20.

Response:   The Company looked at three comparative companies, Manitex Capital, MIT Holding, Inc. and Amexdrug Corporation.  Only Manitex had a 5 year history and was closest to the Company in the terms of capitalization.  The Company determined that that using a weight average of the three comparable companies was not appropriate because two of the three companies did not have a full five year history and the Company would be estimating part of the volatility.  The Company determined that Manitex was the most appropriate of the comparative companies in relationship to ScripsAmerica Inc.

Financial Statements for the Fiscal Years Ended December 31, 2010 and 2009
Notes to Audited Financial Statements
2 - Summary of Significant Accounting Policies
b. Revenue Recognition, page F-5

20.
We read your response to our prior comment 49, and we note that charge backs from customers may include inventory credits, discounts or volume incentives. Please revise to disclose the significant related terms and conditions of any such credits, discounts and incentives.

Response:   The Company receives from McKesson at the end of each month a gross charge back charge for the current month.  This charge back is not broken down by inventory credits, discounts or volume incentives.  McKesson has informed the Company that the charge backs contain these types of costs.  The charge back costs are actual costs from McKesson; they are not estimated costs by the Company.  The Company has revised the note to eliminate the word “estimated” and state that revenue is adjusted for charge backs received from the Company’s customers.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

21.
In connection with the comment above, we note you estimate charge backs when revenue is recognized and you also reduce revenue when charge backs are received. Please revise to clarify if charge backs are received in the same month that the corresponding revenue is recognized or if charge backs are received subsequently. If the charge backs are received subsequently, revise your policy to clarify how your account for such charge backs.

Response:  The Company receives the charge backs in the same month that the corresponding revenue is recognized.  As stated above in the Company’s response to Comment 20, the charge backs are not estimated and the Company has accordingly revised the wording of Note 2(b) for revenue recognition.

22.	We reviewed your response to our prior comment 50. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please address the following:

•
With regard to your latitude in establishing price, please clarify for us how pricing is determined. Clarify is such price is determined by McKesson and how the price McKesson charges its customer is considered in such determination.

•
With regard to your determination of product specifications, provide us more detail as to how you are involved in determining such specifications. Based on the described process, it appears McKesson's customers determine the specifications and then McKesson passes on such specifications to you to fulfill. Please clarify.

Response:   The Company establishes the prices for its products, and McKesson is aware what the pricing will be.  If McKesson sends the Company an order which is not in line with the Company’s pricing structure, the Company will reject the order and not process it.  What McKesson charges its customer does not have any impact on the Company’s pricing of its products.

The end users select the products that they want to purchase from the Company and the end users also determine their specifications for each such product being purchased (such as the dispensing equipment used, prescription information on the label and patient data).  The Company receives the product specifications from the orders it receives from McKesson.  The Company sends the product specifications to its re-packager, Marlex Pharmaceuticals, which then determines which supplier to Marlex will use to get product materials.  Marlex then performs the repackaging based on product specification.  If Marlex determines that they cannot meet the product specifications, the order is rejected.  Further, if the end user determines that there are issues that cannot be resolved between it and the Company (meaning, Marlex’s ability to fulfill the product specifications for the Company), the end user has the right to notify McKesson that they want to switch to another supplier more capable of servicing their needs.

11 - Prior-Period Adjustment, page F-22

23.
We reviewed your response to our prior comment 51. Your response did not address our comment, thus the comment will be reissued. It appears during 2009 you discovered an error in your financial statements for the year ended December 31, 2008. Please tell us the purpose of such disclosure here in your 2009 financial statements considering (i) you are not presenting your 2008 financial statements in this registration statement and (ii) the periods presented here are periods audited subsequent to the discovery of such error.

Response:  The Company intended to delete this footnote in the registration statement filed on August 23, 2011, since this was an error on the Company’s part and was not needed.  The Company has deleted this note in the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

Management's Discussion and Analysis, page 34
The Critical Accounting Polices

Revenue Recognition, page 43

24.
We reviewed your response to our prior comment 49. We note you make estimates of inventory credits, discounts and volume incentives (i.e. chargeback costs) on a monthly basis. Please revise to disclose (i) how you arrive at such estimate, (ii) how accurate the estimate has been in the past, (iii) how much the estimate has changed in the past, and (iv) whether the estimate is reasonably likely to change in the future. Since such estimates appear to be based on matters that are uncertain, discuss the impact to your financial condition of changes in such estimate.

Response:  The Company receives the charge backs in the same month that the corresponding revenue is recognized.  As stated above in the Company’s response to Comment 20 above, the charge backs are not estimated.  The Company has revised the description of revenue recognition accordingly.  Because there is no estimate for these deductions, there is no need to discuss the impact of financial condition due to estimate.

Directors, Executive Officers, Promoters and Control Persons, page 46

25.
We note your responses to comments 60 and 62 of our letter dated July 7, 2011, and we reissue them in part. Please revise to clarify whether the company is the sole client of both Harry James Production DBA R S and Associates and Powell Strategic Advisors, Inc. Also clarify whether these entities had other clients prior to June 2011. Please clarify whether Mr. Schneiderman has a role at JBS Capital other than as an investor, as described on page 52.

Response:  The Company has made the requested clarifications on page 46 of the Amendment.

26.
We note your response to comment 64 of our letter dated July 7, 2011, and we reissue it in part. While your revised disclosure indicates that Mr. Andrews does not have a vote or any role in policy making matters of your audit committee, but you still do not describe his role with the audit committee. For example, it is unclear if he is merely an observer or plays some sort of advisory role. Please revise to provide sufficient information for investors to determine Mr. Andrews's role with your audit committee.

Response:  The Company has disclosed on page 48 of the registration statement that Mr. Andrews is “an ex officio member of the Audit Committee, in which he will not have any voting power on audit committee matters nor will he have any role in policy making in regard to audit committee matters.”, The Company has indicated that Mr. Andrews role on the audit committee is to make himself available in his role as Chief Financial Officer of the Company to address any questions the Audit Committee may have regarding the Company, such as its finances, it operations and accounting matters.   The Company has made the clarifications on pages 48 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

Executive Compensation, page 50

Response:

27.
We note your response to comment 66 of our letter dated July 7, 2011, and we reissue it in part. Please clarify whether the stock awards were valued at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required by Item 402(n)(2)(v) of Regulation S-K.

Response:  The Company determined that the fair value of services provided and to be provided were approximately $50,000 at the grant date of the stock award.  Because the company had little history of its stock price, the value of service as determined by the board of directors, at the grant date was the most reliable fair value to use.

28.
We note your response to comment 67 of our letter dated July 7, 2011. Please revise to clarify whether your monthly payments to your officers starting in June 2011 are paid as salary or via consulting fees.

Response:  The Company has made the clarification on page 50 of the Amendment that the monthly payments started in April 2011 as consulting fees and the increases in June 2011 are paid as consulting fees.

29.
We note your response to comment 68 of our letter dated July 7, 2011, and we reissue it in part. Please revise to incorporate your response to prior comment 68 and disclose details of the relevant resolution that provided for the clawback for the grant of stock to Mr. Andrews in June 2010.  Also, please file your director compensation plan as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company has made the requested disclosure in regard to the “claw back” on Mr. Andrews’s stock on pages 50, 51 and 52 of the Amendment.  There is no written “director compensation plan”.  The terms of the director compensation was recommended by the Company’s Compensation Committee and approved by the board of directors.

30.
We note that the total compensation for Jeffrey Andrews in the Summary Compensation Table is $58,500. We also note that the Summary Compensation Table reflects $8,500 in consulting fees and $25,000 in stock awards. Additionally, we note that Note 12 in your audited financial statements values the 2,500,000 shares issued to Andrews at $50,000. Please revise your Summary Compensation Table and advise us as appropriate. We may have further comment.

Response:  There were 5,000,000 shares issued (on post stock split basis), of which 2,500,000 vest immediately and were expense in the amount of $25,000 in 2010 and the remaining $25,000 will be expensed in 2011.  The Company has revised the summary compensation table on page 50 of the Amendment to reflect total compensation for Mr. Jeffery Andrews of $33,500 ($25,000 stock award plus $8,500 consulting fee) for 2010.

U.S Securities and Exchange Commission
Division of Corporation Finance
September 26, 2011

Certain Relationships and Related Transactions, page 51

31.
We note your response to comment 70 of our letter dated July 7, 2011. We note that you describe the consulting work performed by your officers as "financial consulting work". We also note your response to comment 62 that the consulting fees were paid in lieu of salary for tax planning purposes. Please revise to clarify the "financial consulting work" performed and also revise the disclosure as appropriate.

Response:  The Company has provided clarification of the “financial consulting work” performed on page 46 of the Amendment.

Part II

Exhibits

32.	We note your response to comment 77 of our letter dated July 7, 2011, and we reissue it. We are unable to locate a revised Exhibit 10.1 with an Exhibit C attached. Please revise accordingly.

Response:  The Company has re-filed Exhibit 10.1 with an Exhibit C attached.

33.
Please file your loan agreement with your supplier Marlex and your Curing Capital Letter Agreement, as described on pages F-6 and II-3, respectively. Otherwise please advise us why you believe these agreements are not material.

Response:  The Company has filed the Curing Capital Letter Agreement as Exhibit 10.17 to the Amendment.  As noted in our response to Comment 17 of the Staff Letter, the loan made to Marlex was done as an oral agreement; there is no written contract to file.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (207) 766-0944 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox

Richard C. Fox, Esq.

cc:           Mr. Robert Schniederman
Mr. Jeffrey Andrews

Untitled

mols, CTYCO, mnf, prd, nf123, str, pck

	PRICE	Units QTR_03_2009	Sales (Mnf) QTR_03_2009 USD	Units QTR_06_2009	Sales (Mnf) QTR_06_2009 USD	Units QTR_09_2009	Sales (Mnf) QTR_09_2009 USD	Units QTR_12_2009	Sales (Mnf) QTR_12_2009 USD	Units QTR_03_2010
TAB 750MG 100	62	5162	320,044	5150	319,300	14573	903,526	20327	1,260,274	32522
TAB 750MG 500	293.35	668	195,958	731	214,439	985	288,950	1251	366,981	2146
TAB 750MG 1000	560	20	11,200	23	12,880	33	18,480	119	66,640	273
TAB 500MG 100	52	4664	242,528	4628	240,656	10594	550,888	15695	816,140	24025
TAB 500MG 500	225.25	505	113,751	640	144,160	643	144,836	807	181,777	1506
TAB 500MG 1000	426.75	68	29,019	90	38,408	95	40,541	154	65,720	318
TAB 750MG 500	293.35	269	78,911	378	110,886	434	127,314	526	154,302	959
TAB 750MG 1000	560	1294	724,640	494	276,640	1030	576,800	1417	793,520	1292
TAB 750MG 100	62	1962	121,644	1004	62,248	1664	103,168	1290	79,980	832
TAB 500MG 500	225.25	479	107,895	176	39,644	422	95,056	753	169,613	853
TAB 500MG 1000	426.75	993	423,763	529	225,751	295	125,891	1254	535,145	1193
TAB 500MG 100	52	554	28,808	409	21,268	565	29,380	313	16,276	383
TAB 750MG 100	62	42045	2,606,790	43056	2,669,472	31784	1,970,608	22375	1,387,250	7483
TAB 750MG 1000	560	820	459,200	1438	805,280	1035	579,600	711	398,160	416
TAB 750MG 500	293.35	2485	728,975	2633	772,391	1980	580,833	1504	441,198	457
TAB 500MG 1000	426.75	339	144,668	720	307,260	760	324,330	415	177,101	274
TAB 500MG 500	225.25	1460	328,865	2127	479,107	1482	333,821	1037	233,584	545
TAB 500MG 100	52	26673	1,386,996	28714	1,493,128	21177	1,101,204	14141	735,332	7886
TAB 750MG 100	62	144	8,928	161	9,982	166	10,292	171	10,602	194
TAB 500MG 100	52	4	208	0	0	0	0	0	0	0
TAB 750MG 100	62	14	868	0	0	0	0	0	0	0
TAB 500MG 100	52	4	208	0	0	1	52	0	0	0
TAB 750MG 100	62	40	2,480	11	682	16	992	9	558	0
TAB 750MG 500	293.35	9	2,640	2	587	0	0	0	0	0
TAB 500MG 100	52	9	468	3	156	0	0	0	0	0
TAB 500MG 500	225.25	3	676	0	0	0	0	0	0	0
TAB 750MG 100	62	7	434	16	992	3	186	2	124	0
TAB 750MG 100	62	48	2,976	29	1,798	142	8,804	293	18,166	605
TAB 750MG 500	293.35	0	0	0	0	2	587	0	0	6
TAB 750MG 1000	560	0	0	0	0	0	0	0	0	0
TAB 500MG 100	52	19	988	15	780	39	2,028	105	5,460	219
TAB 500MG 500	225.25	0	0	0	0	0	0	0	0	1
TAB 500MG 1000	426.75	0	0	1	427	6	2,561	0	0	2
TAB 500MG 100	52	0	0	0	0	0	0	0	0	3
TAB 500MG 500	225.25	0	0	1	225	1	225	3	676	3
TAB 750MG 100	62	14	868	23	1,426	19	1,178	7	434	1
TAB 750MG 500	293.35	4	1,173	7	2,053	6	1,760	3	880	0
TAB 500MG 100	52	0	0	0	0	1	52	0	0	0
TAB 500MG 100	52	0	0	-2	-104	0	0	0	0	0
TAB 500MG 500	225.25	1	225	0	0	0	0	0	0	0
TAB 750MG 100	62	488	30,256	494	30,628	375	23,250	189	11,718	-8
TAB 750MG 1000	560	0	0	0	0	0	0	2	1,120	0
TAB 750MG 500	293.35	30	8,801	44	12,907	50	14,668	41	12,027	4
TAB 500MG 1000	426.75	0	0	1	427	4	1,707	2	854	0
TAB 500MG 100	52	248	12,896	250	13,000	214	11,128	139	7,228	35
TAB 500MG 500	225.25	8	1,802	11	2,478	12	2,703	8	1,802	16

Data provided by IMS reflected units prescribed. Sales are calculated by current market pricing of the product multiplied by the number of units prescribed.

Sales (Mnf) QTR_03_2010 USD	Units QTR_06_2010	Sales (Mnf) QTR_06_2010 USD	Units QTR_09_2010	Sales (Mnf) QTR_09_2010 USD	Units QTR_12_2010	Sales (Mnf) QTR_012_2010 USD	Sales (Mnf) QTR_3,6,9,12_2009, 2010	TOTAL
2,016,364	36292	2,250,104	32915	2,040,730	35937	2,228,094	12,598,710	$ 69,977,073.70
629,529	2564	752,149	2652	777,964	2540	745,109	4,338,060	
152,880	565	316,400	665	372,400	834	467,040	1,484,560	
1,249,300	25572	1,329,744	26464	1,376,128	28019	1,456,988	8,078,512	
339,227	1972	444,193	1772	399,143	1929	434,507	2,383,370	
135,707	469	200,146	648	276,534	739	315,368	1,167,161	
281,323	891	261,375	1050	308,018	1078	316,231	1,792,662	
723,520	881	493,360	788	441,280	1091	610,960	5,434,240	
51,584	1101	68,262	11	682	122	7,564	575,112	
192,138	453	102,038	505	113,751	571	128,618	1,118,366	
509,113	1353	577,393	796	339,693	741	316,222	3,588,114	
19,916	366	19,032	22	1,144	76	3,952	156,052	
463,946	5930	367,660	2888	179,056	623	38,626	11,070,658	
232,960	173	96,880	6	3,360	0	0	2,973,600	
134,061	105	30,802	8	2,347	0	0	3,131,805	
116,930	94	40,115	79	33,713	21	8,962	1,330,180	
122,761	86	19,372	64	14,416	6	1,352	1,766,861	
410,072	6083	316,316	2684	139,568	15	780	6,318,728	
12,028	140	8,680	142	8,804	154	9,548	89,466	
0	0	0	0	0	0	0	208	
0	0	0	0	0	0	0	868	
0	0	0	0	0	0	0	260	
0	0	0	0	0	0	0	5,270	
0	0	0	0	0	0	0	3,227	
0	0	0	0	0	0	0	624	
0	0	0	0	0	0	0	676	
0	0	0	0	0	0	0	1,860	
37,510	598	37,076	576	35,712	587	36,394	196,602	
1,760	37	10,854	40	11,734	23	6,747	31,682	
0	2	1,120	4	2,240	0	0	3,360	
11,388	257	13,364	288	14,976	293	15,236	69,680	
225	11	2,478	11	2,478	9	2,027	7,208	
854	0	0	0	0	0	0	3,841	
156	0	0	0	0	0	0	156	
676	0	0	0	0	0	0	2,478	
62	0	0	0	0	0	0	4,402	
0	0	0	0	0	0	0	6,747	
0	0	0	0	0	0	0	52	
0	0	0	0	0	0	0	-104	
0	0	0	0	0	0	0	225	
-496	-3	-186	1	62	0	0	106,950	
0	0	0	0	0	0	0	2,240	
1,173	0	0	0	0	0	0	61,604	
0	0	0	0	0	0	0	3,841	
1,820	-2	-104	-3	-156	-2	-104	52,936	
3,604	1	225	-1	-225	-1	-225	13,966